UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission file number: 001-33067
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

Selective Insurance Retirement Savings Plan

*	Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm
To the Salary and Employee Benefits Committee of Selective Insurance Company of America:
We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.
/s/ KPMG LLP
New York, New York
May 28, 2009

Selective Insurance Retirement Savings Plan
Statements of Net Assets
Available for Plan Benefits
as of December 31, 2008 and 2007

	2008	2007
Plan Assets:

Investments, at fair value (Note 3)
Mutual funds	$92,477,865	135,761,180
Common trust fund	24,314,519	19,096,715
Selective Insurance Group, Inc. common stock	4,014,990	4,103,543
Participant loans receivable	2,656,936	2,568,598
Participant self-directed investments	99,859	118,570

Total investments at fair value	123,564,169	161,648,606

Employer contribution receivable (Note 5)	76,281	1,334,735

Net assets available for benefits at fair value	123,640,450	162,983,341

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	227,926	(112,869)

Net assets available for plan benefits	$123,868,376	162,870,472

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
Year ended December 31, 2008

Reductions to net assets attributable to:
Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(51,229,867)
Dividends	4,642,859
Interest	1,684,408
Participant loan interest	193,763

Net investment loss	(44,708,837)
Contributions:
Participants	10,397,500
Participant rollovers	844,861
Employer (net of forfeitures of $289,885)	5,588,001

Total contributions	16,830,362

Total reductions	(27,878,475)

Deductions from net assets attributable to:
Distributions to participants	(11,123,621)

Total deductions	(11,123,621)

Net decrease in net assets available for plan benefits	(39,002,096)

Net assets available for plan benefits at beginning of year	162,870,472

Net assets available for plan benefits at end of year	$123,868,376

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Plan Description
The following description of the Selective Insurance Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General
The Plan was originally established effective July 1, 1980 and most recently had an amendment effective January 29, 2008 that did not have a significant impact on the Plan.
The Plan is a defined contribution retirement savings plan, which covers substantially all regular full-time and part-time employees of Selective Insurance Company of America (the “Company”) who are paid on a United States payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants direct the investment of all contributions, including the Company’s contributions, among a variety of available investment options. Eligible employees of the Company may begin participation upon commencement of employment. The Company is the Plan sponsor. T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”) provides the majority of the recordkeeping services for the Plan. The recordkeeping for the participant self-directed investments is provided by Pershing, LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation. The members of the Salary and Employee Benefits Committee of the Board of Directors of the Company are the Plan trustees.
(b)	Plan Participants Contributions
Participants may contribute 2% to 50% of their base pay and annual cash incentive pay to the Plan on a pre-tax and/or after-tax basis, through payroll deductions, which, in the aggregate, may not exceed 50% of their annual base pay. Total pre-tax contributions may not exceed the Internal Revenue Service (“IRS”) limit of $15,500 for 2008. Participants age 50 or over may also make additional “catch-up” contributions to their accounts on a pre-tax basis of up to $5,000 for 2008. Highly compensated employees may have their contributions limited further at the discretion of the Plan’s sponsor. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. New employees are automatically enrolled in the Plan unless they elect to opt-out.
(c)	Company Contributions
For eligible employees hired on or before December 31, 2005, the Company makes matching contributions in an amount equal to 65 cents per dollar on the first 7% of the base pay contributed by a participant (the “regular matching contribution”).
In addition to the regular matching contribution, eligible employees hired after December 31, 2005 receive, following one year of service, a Company match, dollar for dollar, of the employee’s contribution up to 2% of the employee’s base pay and a non-elective contribution to the Plan equal to 2% of the employee’s base pay effective with the first pay period following one year of service. These enhanced benefits are provided as employees hired after December 31, 2005 are not eligible to participate in the Retirement Income Plan for Selective Insurance Company of America.
The Company does not match participants’ catch-up contributions or participant contributions made from annual cash incentive pay. Company matching and non-elective contributions are invested at the direction of the participant.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Administrative Expenses
Expenses incurred by the Plan may be paid directly by the Company or through the use of forfeitures.
(e)	Participants’ Accounts
Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and investment income (or loss) arising out of the vehicles in which the participant’s account were invested, net of fund expenses.
(f)	Vesting
Participants’ contributions and earnings or losses thereon are fully vested at all times. Company contributions and earnings or losses thereon vest in accordance with the following schedules:
Matching Contributions:

Years of Vesting Service	Vesting Percentage
Less than two	0%
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100
Non-elective Contributions:

Years of Vesting Service	Vesting Percentage
Less than three	0%
Three or more	100
A participant’s Company contribution account balance becomes 100% vested in the case of death, total disability, or at age 65, if the employee is still in service at the time.
(g)	Forfeited Accounts
Forfeited balances were $267,500 at December 31, 2008 and $269,088 at December 31, 2007. In 2008, forfeited amounts of $289,885 were used to reduce the Company’s contributions. All forfeited amounts are used to reduce the Company contributions made and/or pay administrative expenses of the Plan.
(h)	Withdrawals
During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance subject to certain restrictions as set forth in the Plan document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.
(i)	Benefit Payments
The benefit to which a participant is entitled is provided from the vested portion of a participant’s account. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment or may elect to defer distribution up until age 65, as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
(j)	Participant Loans
Participants may borrow, from their before-tax account or rollover account, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000, reduced for participants with prior loans by the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date the loan is made, or (ii) 50% of their vested pre-tax and rollover account balance. Loans used to purchase a primary residence can be repaid over fifteen years. Loans for all other purposes must be repaid within five years. Principal and interest is repaid through bi-weekly payroll deductions. Interest is determined at the time of the loan at a rate equal to prime plus 1%.
In recent years, the Company identified various operational errors related to the repayment of participant loans to the Plan that management does not believe are material. Errors identified in 2009 and 2008 are currently being remediated while errors identified in 2007 and 2006 have been corrected.
(2)	Summary of Significant Accounting Policies
(a)	Adoption of Accounting Pronouncement
On January 1, 2007, the Plan adopted Financial Accounting Standards Board (“FASB”) Interpretations No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority. The adoption of FIN 48 did not have an impact on the Plan’s financial statements. The IRS, the primary tax oversight body of the Plan, generally has the ability to examine activity of the Plan for up to three prior years.
On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.
(b)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
(c)	Use of Estimates
The preparation of the financial statements in conformity with GAAP requires the Plan’s management to: (i) make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein; and (ii) disclose contingent assets and liabilities. Actual results may differ from such estimates and assumptions.
(d)	Fair Value Measurement of Investments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
(e)	Income Recognition
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned.
(f)	Risk and Uncertainties
The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in Selective Insurance Group Inc. (“SIGI”) common stock and potentially the individual investments under the participant self-directed investment option of the Plan. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.
The Plan invests indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
(g)	Payment of Benefits
Benefits are recorded when paid.
(3)	Investments
The following investments represent 5% or more of the Plan’s net assets:

	Fair Value	Fair Value
	2008	2007
T. Rowe Price Mutual Funds:
Equity Income Fund
1,077,198 and 1,081,366 shares, respectively	$18,398,546	30,386,374
Small-Cap Value Fund
535,649 and 538,118 shares, respectively	12,587,743	19,329,195
Mid-Cap Growth Fund
372,059 and 350,428 shares, respectively	12,155,175	20,209,128
Growth Stock Fund
285,347 shares	*	9,604,772

Other Mutual Funds:
Julius Baer Int’l Equity II
868,065 shares	*	14,930,715
Western Asset Core Plus Bond I Fund
1,376,488 and 1,282,320 shares, respectively	11,947,919	13,066,833
Artio International Equity II I Fund
888,990 shares	8,801,001	*

T. Rowe Price Common Collective Trust Fund:
Stable Value Common Trust Fund
24,542,445 and 18,983,846 shares, respectively	24,314,519	19,096,715

*	The investment was either not part of the Plan or was less than 5% of the Plan’s net assets available for Plan benefits in this year.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The T. Rowe Price Stable Value Collective Trust Fund’s (the “Trust”) one-year total return was 4.52% and 4.47% for 2008 and 2007, respectively. The thirty-day effective yield, also known as the crediting interest rate, was 3.97% at December 31, 2008 and 4.57% at December 31, 2007. Both the one-year total return and the thirty-day effective yield are net of the annual trustee fees. For 2008 and 2007, the annual trustee fees were 0.32% and 0.45%, respectively. The crediting interest rate is calculated on a daily basis.
The Trust is a fully benefit-responsive fund invested primarily in synthetic investment contracts. Synthetic investment contracts are a combination of underlying assets that are held by the Trust and wrap contracts issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions. The issuer of a wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust. In the event that the issuer of a wrap contract is unable to fulfill its obligation, the Trust may have to recognize the fair value of the underlying assets. These values may be less than contract value and could result in a loss of principal and/or a reduction in earnings for its investors. There are currently no reserves against contract value for credit risk of these contract issuers.
The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained. According to the audited financial statements of the Trust as of December 31, 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Trust without the need to access investment contracts.
For 2008, the Plan’s net depreciation in fair value of investments (including investments bought and sold, as well as held during the year) is comprised of the following:

2008
Mutual funds	$(51,056,606)
SIGI common stock	(5,119)
Participant self-directed investments	(168,142)

$(51,229,867)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:

		Fair Value Measurements at 12/31/08 Using
		Quoted Prices	Significant
	Assets	in Active	Other	Significant
	Measured at	Markets for	Observable	Unobservable
	Fair Value at	Identical Assets	Inputs	Inputs
Description	12/31/08	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$92,477,865	92,477,865	—	—
Common trust fund	24,314,519	—	24,314,519	—
SIGI common stock	4,014,990	4,014,990	—	—
Participant loans receivable	2,656,936	—	—	2,656,936
Participant self-directed investments	99,859	99,859	—	—

	$123,564,169	96,592,714	24,314,519	2,656,936

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2008 to December 31, 2008:

Level 3 Assets
Beginning balance as of January 1, 2008	$2,568,598
Principle repayments	(1,002,390)
Loan withdrawals	1,356,808
Deemed Distribution	(266,080)

Ending balance as of December 31, 2008	$2,656,936

(4)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.
(5)	Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated December 13, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan sponsor believes that the Plan is designed and, with the exception of the immaterial items noted below, is currently being operated in compliance with the applicable requirements of the IRC.
During 2007, 2008 and 2009, various operational issues were identified that either have been corrected or are in the process of being corrected under the Voluntary Compliance or Self-Correction Programs within the IRS’s Employee Plans Compliance Resolution System (“EPCRS”). In April 2009, the Company received IRS approval of its proposed corrective actions that were filed under the IRS’s Voluntary Compliance Program (“VCP”) in 2008. These operational issues resulted in an employer contribution receivable of approximately $1.3 million as of December 31, 2007 of which $1.2 million was approved and resolved under the VCP. These items, both individually and in the aggregate, are immaterial to the Plan’s net assets and financial condition as of and for the years ended December 31, 2008 and 2007.
(6)	Party-in-Interest Transactions
Certain investments of the Plan are shares of mutual funds and a common trust fund, which are administered by an affiliate of T. Rowe Price, the recordkeeper of the Plan, and T. Rowe Price Trust Company, Inc., the custodian of the Plan. These investments represent $91,607,368 or 74% of total net assets at December 31, 2008 and $119,896,305 or 74% of total net assets at December 31, 2007. Plan investments in shares of common stock issued by SIGI were 3% of total net assets in both 2008 and 2007. The Company, a wholly-owned subsidiary of SIGI, is the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
(7)	Subsequent Events
On February 6, 2009, the Plan announced changes in the investment options available to participants. Vanguard Federal Money Market Fund, Vanguard Inflation-Protected Securities Fund and Vanguard Total Bond Market Index Fund have been added effective March 2, 2009. The SIGI common stock fund was closed to new contributions effective March 9, 2009. If participants in the SIGI common stock fund do not change their contribution election, contributions made after March 9, 2009 will be directed to the retirement date fund with the target date closest to the year in which the participant turns 65. Existing balances will remain in SIGI common stock unless directed otherwise by the participant. Also the Western Asset Core Plus Bond I Fund was closed on March 31, 2009 and future contributions, as well as existing balances, will be transferred to Vanguard Total Bond Market Index Fund unless otherwise directed by the participant.
(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the financial statements to IRS Form 5500:

	2008	2007
Net assets available for plan benefits per the financial statements	$123,868,376	162,870,472

Adjustment from contract value to fair market value for fully benefit-responsive investment contracts	(227,926)	112,869

Net assets per Form 5500	$123,640,450	162,983,341

The following is a reconciliation of total reductions per the financial statements to Form 5500:

2008
Total reductions per the financial statements	$(27,878,475)

Adjustment from contract value to fair market value for fully benefit-responsive investment contracts:
2007	(112,869)
2008	(227,926)

Total income per Form 5500	$(28,219,270)

Selective Insurance Retirement Savings Plan
Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue	Description	Shares	Fair Value
*Selective Insurance Group, Inc. common stock	Common Stock	175,098	$4,014,990

*T. Rowe Price Stable Value Common Trust Fund	Common Trust Fund	24,542,445	24,314,519

*T. Rowe Price Mutual Funds
Equity Income Fund	Mutual Fund	1,077,198	18,398,546
Small-Cap Value Fund	Mutual Fund	535,649	12,587,743
Mid-Cap Growth Fund	Mutual Fund	372,059	12,155,175
Growth Stock Fund	Mutual Fund	305,939	5,886,258
Retirement 2030 Fund	Mutual Fund	324,989	3,626,881
Retirement 2020 Fund	Mutual Fund	259,573	2,883,860
Retirement 2025 Fund	Mutual Fund	321,354	2,551,548
Retirement 2015 Fund	Mutual Fund	273,395	2,269,176
Retirement 2010 Fund	Mutual Fund	180,860	2,027,445
Retirement 2035 Fund	Mutual Fund	191,255	1,489,876
Real Estate Fund	Mutual Fund	132,897	1,479,139
Retirement 2040 Fund	Mutual Fund	55,436	614,227
Retirement 2045 Fund	Mutual Fund	36,449	268,997
Retirement 2005 Fund	Mutual Fund	30,035	259,499
Retirement Income Fund	Mutual Fund	23,866	246,298
Retirement 2050 Fund	Mutual Fund	33,338	206,693
Retirement 2055 Fund	Mutual Fund	18,526	113,562

Other Mutual Funds:
Western Asset Core Plus Bond I Fund	Mutual Fund;	1,376,488	11,947,919
Artio International Equity II I Fund	Mutual Fund;	888,990	8,801,001
Vanguard Institutional Index Fund	Mutual Fund;	56,506	4,664,022

			92,477,865

*Participant self-directed investments	various		99,859

*Participant Loans Receivable	314 loans interest rates from 4.25% to 9.25% maturity through 2023		2,656,936

Total			$123,564,169

*	Party-in-interest as defined by ERISA.
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Salary and Employee Benefits Committee of Selective Insurance Company of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Selective Insurance Retirement Savings Plan
Date: May 28, 2009	By:	/s/ Steven B. Woods
Steven B. Woods
Chairman, Salary and Employee Benefits Committee, Selective Insurance Company of America

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm